Vivos therapeautics, Inc.

7921 Southpark Plaza, Suite 210

Littleton, Colorado 80120

April 24, 2024

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jane Park

Re:	Vivos Therapeutics, Inc.
Registration Statement on Form S-1 File No. 333-278564 Filed April 9, 2024, as amended

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, as amended, so that it will become effective at 4:30 p.m. on Friday, April 26, 2024 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ R. Kirk Huntsman
R. Kirk Huntsman
Chief Executive Officer